Ocular Therapeutix, Inc.
24 Crosby Drive
Bedford, MA 01730

November 14, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ocular Therapeutix, Inc.
Registration Statement on Form S-3
File No. 333-275373
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ocular Therapeutix, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-275373), so that it may become effective at 4:30 p.m. Eastern time on November 16, 2023, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the Staff.

Very truly yours,

Ocular Therapeutix, Inc.

By:	/s/ Donald Notman
Name:	Donald Notman
Title:	Chief Financial Officer

cc:	Stuart M. Falber, Wilmer Cutler Pickering Hale and Dorr LLP
C. S. Avery Reaves, Wilmer Cutler Pickering Hale and Dorr LLP